Filed by Kalera Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Agrico Acquisition Corp.
Commission File No. 333-264422
Commission File No. 001-40586
Kalera – Merger consideration shares
Orlando, Florida, May 31, 2022 – Reference is made to the previous stock exchange announcements published in connection with the merger between Kalera S.A. and Kalera AS (the "Merger").
As merger consideration, the shareholders of Kalera AS will receive shares in Kalera S.A. The exchange ratio in the Merger is 2-to-1, meaning that two shares in Kalera AS give the right to receive one share in Kalera S.A., and resulting in the number of shares in Kalera S.A. being approximately half the number of shares as in Kalera AS.
Kalera AS' shareholders will, for the purpose of calculating the number of merger consideration shares, have their shares rounded down to the nearest even number as Kalera S.A. will not issue fractional shares. If a shareholder of Kalera AS already holds an even number of shares, no rounding will be made. Excess shares, which as a result of this rounding will not be allotted, will be settled in cash by Kalera S.A. The settlement amount per excess share is NOK 4.9535, which equals the volume weighted average share price for Kalera AS' shares on Euronext Growth Oslo in the period from 11 May 2022 to (and including) 25 May 2022, which was the last ten trading days in Kalera AS' shares prior to the effectiveness of the Merger on 27 May 2022 (the "Effectiveness").
To deliver the merger consideration shares, Kalera S.A. has issued 105,719,452 new shares, which equals approximately half the amount of shares in Kalera AS as of the day of Effectiveness. The 105,719,452 new shares represent all the issued and outstanding shares of Kalera S.A. as of this date. Excess shares, which will be settled in cash, will be canceled by Kalera S.A. by way of a share cancellation, and the number of issued and outstanding shares in Kalera S.A. following such share cancellation will be disclosed through a separate stock exchange announcement on or about 1 June 2022.
It is the shareholders of Kalera AS as of 27 May 2022 (as registered in the shareholders register of Kalera AS with the Norwegian Central Securities Depository (the "VPS") as of 31 May 2022 pursuant to the VPS' standard two days' settlement procedure), that will receive merger consideration shares in Kalera S.A. Merger consideration shares are expected to be delivered through VPS on 31 May 2022. The Kalera S.A. shares are expected to start trading on Euronext Growth Oslo at 09:00 CET on 1 June. The Oslo Stock Exchange will set the opening price at NOK 9.75 per share, which represents the closing price of Kalera AS' shares on the last day of trading (25 May 2022), adjusted for the 2-to-1 exchange ratio in the Merger. The shares of Kalera S.A. will trade on Euronext Growth Oslo under the ticker "KAL", which was the ticker of Kalera AS.
As previously disclosed by Kalera and Agrico Acquisition Corp. ("Agrico") in the US registration statement filed with the US Securities and Exchange Commission pertaining to Kalera's pending merger with Agrico, upon the consummation of the Merger, the exchange ratio to be applied in connection with the merger with Agrico has been amended to 0.181 (to adjust for the 2-to-1 exchange ratio in the Merger). As a result, each Kalera share outstanding immediately prior to the merger with Agrico will, in connection with such merger, be effectively exchanged for 0.181 shares in the merged entity.

About Kalera
Kalera is a vertical farming company headquartered in Orlando, Florida. Kalera uses technology to ensure that more people around the world have access to the freshest, most nutritious, and cleanest products available. It has spent several years optimizing plant nutrient formulas and developing an advanced automation and data acquisition system with Internet of Things, cloud, big data analytics and artificial intelligence capabilities. Kalera currently operates farm s in the US (in Orlando, Florida; Atlanta, Georgia; Houston, Texas and Denver, Colorado), as well as in Kuwait. Additional farms are under development. More information is available at www.kalera.com.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Important Information and Where to Find It
In connection with the transaction, Agrico and Kalera have filed and will file relevant materials with the SEC, including a Form S-4 registration statement filed by Kalera on April 21, 2022 and amended on May 9, 2022 and May 13, 2022, which includes a prospectus with respect to Kalera’s securities to be issued in connection with the proposed business combination and a proxy statement with respect to Agrico and Kalera’s shareholder meetings at which such shareholders will be asked to vote on the proposed business combination and related matters (the “Joint Proxy Statement/ Prospectus”). Before making any voting or investment decision, investors and security holders of Agrico and Kalera are urged to carefully read the entire Joint Proxy Statement/ Prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed with the SEC may be obtained free of charge at the SEC's website at www.sec.gov, from Agrico's website at www.agrico.co and from Kalera's website at www.kalera.com.
Participants in the Solicitation
Agrico, Kalera and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders, in favor of the approval of the merger. Information regarding Agrico's and Kalera's directors and executive officers and other persons who may be deemed participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described above.
Forward-Looking Statements
This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the applicable securities laws. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding the terms and conditions of the proposed business combination and related transactions disclosed herein, the timing of the consummation of such transactions, assumptions regarding shareholder redemptions and the anticipated benefits and financial position of the parties resulting therefrom. These statements are based on various assumptions and/or on the current expectations of Agrico or Kalera's management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Agrico and/or Kalera. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the amount of redemption requests made by Agrico's public shareholders; changes in the assumptions underlying Kalera's expectations regarding its future business; the effects of competition on Kalera's future business; and the outcome of judicial proceedings to which Kalera is, or may become a party.
If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Kalera and Agrico presently do not know or currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect expectations, assumptions, plans or forecasts of future events and views as of the date of this communication. Kalera and Agrico anticipate that subsequent events and developments will cause these assessments to change. However, while Kalera and/or Agrico may elect to update these forward-looking statements at some point in the future, each of Kalera and Agrico specifically disclaims any obligation to do so, except as required by applicable law. These forward-looking statements should not be relied upon as representing Kalera's or Agrico's (or their respective affiliates') assessments as of any date subsequent to the date of this written communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.
For investor inquiries, please contact:
Eric Birge
ir@kalera.com
313-309-9500